August 17, 2016

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief Office of Information Technologies and Services
Jeffrey Kauten, Attorney-Adviser

Re:	Net Element, Inc.

Registration Statement on Form S-1 Filed July 20, 2016

File No. 333-212591

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your comments of August 4, 2016 regarding the Company’s Registration Statement on Form S-1 that was filed on EDGAR on July 20, 2016 (the “Registration Statement”). For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

General

1.	We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale pursuant to an equity line financing. Given the size of this offering, it appears that this may be a primary offering that can proceed on an “at the market” basis under Rule 415(a)(4) only if the company is eligible to conduct a primary offering on Form S-3. Please advise regarding your basis for determining that the equity line financing transaction is appropriately characterized as a transaction that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. For guidance, refer to Questions 139.12 through 139.24 of the Securities Act Sections Compliance and Disclosure Interpretations. Alternatively, please amend your registration statement to register no greater than one-third of your public float, excluding shares beneficially owned by your affiliates.

In response to this comment, the Company amended the Registration Statement to register one-third of the Company’s public float, excluding shares beneficially owned by the Company affiliates.

Cover Page

1.	Please revise the cover page to include disclosure regarding concurrent offerings and disclose the total number of shares that are being concurrently offered. Provide the file numbers and the number of shares available under them.

In response to this comment, the Company revised the cover page to include disclosure regarding other effective registration statements filed by the Company, under which, even though no securities are currently offered concurrently with this Registration Statement, certain shares could be offered from time to time by the Company and/or certain selling security holders named therein. The Company also disclosed the total number of shares that may be so offered under such other concurrently effective registration statements of the Company.

Plan of Distribution, page 15

2.	Because ESOUSA Holdings, LLC is an underwriter of the proposed offering, it may not rely on Rule 144 to sell its shares. Please revise to remove references to ESOUSA Holdings, LLC being able to rely on Rule 144.

In response to this comment, the Company revised the Registration Statement to remove references to ESOUSA Holdings, LLC being able to rely on Rule 144.

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122 or Serge V. Pavluk of Snell & Wilmer L.L.P. at 714.427.7442.

Sincerely,

/s/ Jonathan New
Jonathan New
Chief Financial Officer
Net Element, Inc.